UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of December 2009

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig Chief Financial Officer

Dated: December 8, 2009

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha'Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

08-12-09

Contact Details
CAMTEK	IR INTERNATIONAL
Mira Rosenzweig CFO	GK International IR
Tel: +972-4-604-8308	Ehud Helft / Kenny Green
Mobile: +972-54-9050703	Tel: (US) 1 646 201 9246
mirar@camtek.co.il	info@gkir.com

PRIORTECH GRANTS OPTIONS TO PURCHASE CAMTEK’S SHARES TO
ISRAELI INSTITUTIONAL INVESTOR

MIGDAL HAEMEK, Israel – December 8, 2009 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced that its parent company and controlling shareholder, Priortech Ltd., has signed an agreement on December 6th, 2009, for the sale of 1,087,447 of Priortech’s ordinary shares to an Israeli institutional investor, at a price of 10.21 NIS per share, the closing price of the Priortech ordinary shares on the Tel Aviv Stock Exchange on Thursday, December 3rd. As part of the agreement, Priortech also agreed to grant to the investor, for no additional consideration, two and a half year options (until June 30, 2012) to purchase 1,135,491 of Camtek’s ordinary shares held by it, at an exercise price of 5.62 NIS per share (approximately $1.49) a price which was 15% higher than the closing price of Camtek’s ordinary share on the TASE as of December 3rd, 2009 (4.889 NIS per share or approximately $1.30). As of the date of the agreement, the 1,135,491 shares to be sold by Priortech upon exercise of the options, represent approximately 3.89% of Camtek’s outstanding share capital.

Camtek would not receive any proceeds from any exercise of the options.

ABOUT CAMTEK LTD.

With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.